UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SABAN CAPITAL ACQUISITION CORP.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

N.A.

(CUSIP Number)

September 16, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 14 Pages

Exhibit Index: Page 12

CUSIP NO. N.A.	Page 2 of 12 Pages

1.	Names of Reporting Persons MOORE CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) PN; IA

CUSIP NO. N.A.	Page 3 of 12 Pages

1.	Names of Reporting Persons MMF MOORE ET INVESTMENTS, LP
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization BAHAMAS
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. N.A.	Page 4 of 12 Pages

1.	Names of Reporting Persons MOORE ADVISORS, LTD.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization BAHAMAS
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. N.A.	Page 5 of 12 Pages

1.	Names of Reporting Persons MOORE CAPITAL ADVISORS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. N.A.	Page 6 of 12 Pages

1.	Names of Reporting Persons LOUIS M. BACON
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,500,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,500,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) IN; IA; HC

CUSIP NO. N.A.	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Saban Capital Acquisition Corp. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

10100 Santa Monica Boulevard, 26th Floor
Los Angeles, California 90067

Item 2(a).	Name of Person Filing

This statement is being filed (1) by Moore Capital Management, LP, a Delaware limited partnership (“MCM”), (2) by MMF Moore ET Investments, LP, a Bahamian limited partnership (“MMFET”), (3) by Moore Advisors, Ltd., a Bahamian company (“MAL”), (4) by Moore Capital Advisors, L.L.C., a Delaware limited liability company (“MCA”), and (5) by Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as chairman, chief executive officer and director of MCM. MCM serves as discretionary investment manager to MMFET. MAL and MCA are co-general partners of MMFET. Mr. Bacon is the chairman and director of MCA. This statement relates to Shares (as defined below) held by MMFET. Each of MCM, MMFET, MCA, MAL and Mr. Bacon, in the capacities set forth above, may be deemed to be the beneficial owner of Shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of MCM, MCA and Mr. Bacon is located at Eleven Times Square, New York, New York 10036. The principal business office of each of MMFET and MAL is located at Citco Fund Services (Bahamas) Limited, One Montague Place, 1st Floor, East Bay Street, P.O. Box N-4906, Nassau, Bahamas.

Item 2(c).	Citizenship:

i)	MCM is a Delaware limited partnership;

ii)	MMFET is a Bahamas limited partnership;

iii)	MAL is a Bahamas limited company;

iv)	MCA is a Delaware limited liability company; and

v)	Mr. Bacon is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

N.A.

CUSIP NO. N.A.	Page 8 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of MCM, MMFET, MCA, MAL and Mr. Bacon may be deemed to be the beneficial owner of 1,500,000 Shares held by MMFET.

Item 4(b).	Percent of Class:

As of the date hereof, each of MCM, MMFET, MCA, MAL and Mr. Bacon may be deemed to be the beneficial owner of 6.4% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

MCM
(i)	Sole power to vote or direct the vote	1,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

MMFET
(i)	Sole power to vote or direct the vote	1,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

MAL
(i)	Sole power to vote or direct the vote	1,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

MCA
(i)	Sole power to vote or direct the vote	1,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. N.A.	Page 9 of 12 Pages

Mr. Bacon
(i)	Sole power to vote or direct the vote	1,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. N.A.	Page 10 of 12 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of MMFET have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by MMFET in accordance with their respective ownership interests in MMFET.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. N.A.	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 26, 2016	MOORE CAPITAL MANAGEMENT, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: September 26, 2016	MMF MOORE ET INVESTMENTS, LP

By: Moore Capital Management, LP

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: September 26, 2016	MOORE ADVISORS, LTD.

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: September 26, 2016	MOORE CAPITAL ADVISORS, L.L.C.

	By:	/s/ James E. Kaye
James E. Kaye
Vice President

Date: September 26, 2016	LOUIS M. BACON

	By:	/s/ James E. Kaye
James E. Kaye
Attorney-in-Fact

CUSIP NO. N.A.	Page 12 of 12 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of September 26, 2016, by and between Moore Capital Management, LP, MMF Moore ET Investments, LP, Moore Advisors, Ltd., Moore Capital Advisors, L.L.C and Louis M. Bacon	1

B.	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor James E. Kaye and Anthony J. DeLuca	2